FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number — 1-15182

DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

Table of Contents

(1) Recent Developments.

Recent Developments

Our revenues for the three months ended September 30, 2006 were Rs.20,038.5 million (U.S.$436.1 million). Net income for the three months ended September 30, 2006 was Rs.2,797.7 million (U.S.$60.9 million). Our revenues for six months ended September 30, 2006 were Rs.31,088.0 million (U.S.$741.8 million). Net income for the six months ended September 30, 2006 was Rs.4,195.3 million (U.S.$91.3 million).

Below is a summary of our unaudited financial and operational performance for the three months ended September 30, 2006 and September 30, 2005.

Results for three months ended September 30, 2006

	Three Months Ended			Three Months Ended
	September 30, 2006			September 30, 2005
		Convenience			Convenience
		Translation			Translation
	(Rs.)	Into U.S.$	%(1)	(Rs.)	Into U.S.$	%(1)	Growth %(2)
	In millions (except per share data)			In millions (except per share data)

Total revenues	20,038.5	436.1	100.0	5,803.7	126.3	100.0	245.3
Cost of revenues	11,750.3	255.7	58.6	2,806.9	61.1	48.4	318.6
Gross profit	8,288.2	180.4	41.4	2,996.8	65.2	51.6	176.6
Selling, general and administrative expenses	3,667.5	79.8	18.3	1,766.7	38.4	30.4	107.6
Research and development expenses, net	401.5	8.7	2.0	443.5	9.7	7.6	(9.5)
Amortization expenses	402.4	8.8	2.0	76.4	1.7	1.3	426.7
Other operating (income)/expenses net	(1.8)	0.0	0.0	23.9	0.5	0.4
Operating income before foreign exchange loss/(gain)	3,818.6	83.1	19.1	686.3	14.9	11.8	456.4
Foreign exchange loss/ (gain)	(54.8)	(1.2)	(0.3)	13.0	0.3	0.2	35.4
Operating income	3,873.4	84.3	19.3	673.3	14.7	11.6	475.3
Equity in loss of affiliates	21.4	0.5	0.1	15.8	0.3	0.3
Other expenses/(income) net	321.2	7.0	1.6	(191.2)	(4.2)	(3.3)
Income before income taxes and minority interest	3,530.8	76.8	17.6	848.7	18.5	14.6	316.0
Income tax (benefit)/expense	737.1	16.0	3.7	(39.5)	(0.9)	(0.7)
Minority interest	4.0	0.1	0.0	1.4	0.0	0.0
Net income	2,797.7	60.9	14.0	889.6	19.4	15.3	214.5
Basic earnings per share (Rs.)	18.23			5.81
Diluted earnings per share (Rs.)	18.15			5.81

(1)	As a percentage of our total revenues.

(2)	Growth in three months ended September 30, 2006 as compared to three months ended September 30, 2005.

Revenue by segment

	Three Months Ended				Three Months Ended
	September 30, 2006				September 30, 2005
		Convenience				Convenience
		Translation Into				Translation Into
	(Rs.)	U.S.$	%(1)		(Rs.)	U.S.$	%(1)		Growth %(2)
	In millions				In millions

Active pharmaceutical ingredients and intermediates	2,905.9	63.2	14.5		2,130.3	46.4	36.7		36.4
India	501.6	10.9	17.3	(3)	579.0	12.6	27.2	(3)	(13.4)
Outside India	2,404.3	52.3	82.7	(3)	1,551.3	33.8	72.8	(3)	55.0
Formulations	3,055.7	66.5	15.3		2,576.0	56.1	44.4		18.6
India	1,743.2	37.9	57.0	(4)	1,507.5	32.8	58.5	(4)	15.6
Outside India	1,312.5	28.6	43.0	(4)	1,068.5	23.3	41.5	(4)	22.8
Generics	12,112.5	263.6	60.4		772.8	16.8	13.3		1,467.2
Critical care and biotechnology	226.9	4.9	1.1		203.0	4.4	3.5		11.8
Custom pharmaceutical services	1,668.1	36.3	8.3		121.6	2.6	2.1		1,271.8
Others	69.4	1.5	0.4		0.0	0.0	0.0

Total	20,038.5	436.1	100.0		5,803.7	126.3	100.0		245.3

(1)	As a percentage of our total revenues.

(2)	Growth in three months ended September 30, 2006 as compared to three months ended September 30, 2005.

(3)	As a percentage of our revenues from active pharmaceutical ingredients and intermediates segment.

(4)	As a percentage of our revenues from formulations segment.

Revenue by geography

	Three Months Ended			Three Months Ended
	September 30, 2006			September 30, 2005
		Convenience			Convenience
		Translation Into			Translation Into
	(Rs.)	U.S.$	%(1)	(Rs.)	U.S.$	%(1)	Growth %(2)
	In millions			In millions

India	2,429.7	52.9	12.1	2,216.1	48.2	38.2	9.6
North America	10,195.6	221.9	50.9	878.8	19.1	15.1	1,060.2
Russia and other countries of the former Soviet Union	1,023.9	22.3	5.1	890.7	19.4	15.4	15.0
Europe	3,848.0	83.7	19.2	873.1	19.0	15.0	340.7
Others	2,541.3	55.3	12.7	945.0	20.6	16.3	168.9

Total	20,038.5	436.1	100.0	5,803.7	126.3	100.0	245.3

(1)	As a percentage of our total revenues.

(2)	Growth in three months ended September 30, 2006 as compared to three months ended September 30, 2005.

•	Revenues were Rs.20,038.5 million for the three months ended September 30, 2006 as compared to Rs.5,803.7 million for the three months ended September 30, 2005, representing an increase of 245.3%.

•	Revenues from markets outside India increased by 390.8% to Rs.17,608.8 million for the three months ended September 30, 2006 as compared to the three months ended September 30, 2005.

•	Markets outside India contributed 87.9% to total revenues for the three months ended September 30, 2006 as compared to 61.8% for the three months ended September 30, 2005.

•	Revenues from authorized generic products contributed 39.0% whereas revenues from acquisition of beta Holding GmbH, or betapharm and Industrias Quimicas Falcon de Mexico, S.A. de C.V., or Falcon businesses and products acquired in Spain contributed 20.0% of the total revenues for the three months ended September 30, 2006.

•	Revenues excluding contribution from authorized generic products, business and product acquisitions increased by 41.1% to Rs.8,229.9 million for the three months ended September 30, 2006 from Rs.5,803.7 million for the three months ended September 30, 2005.

•	Revenues in our active pharmaceutical ingredients and intermediates business increased by 36.4% to Rs.2,905.9 million for the three months ended September 30, 2006 from Rs.2,130.3 million for the three months ended September 30, 2005 primarily driven by sales of sertraline.

•	Revenues in our branded formulations business increased by 18.6% to Rs.3,055.7 million for the three months ended September 30, 2006 from Rs.2,576.0 million for the three months ended September 30, 2005 driven by growth across key countries as mentioned below.

•	Revenues outside India increased by 22.8% for the three months ended September 30, 2006 to Rs.1,312.5 million as compared to Rs.1,068.5 million for the three months ended September 30, 2005, driven by growth in Russia and other countries of the former Soviet Union.

•	Revenues from India increased by 15.6% for the three months ended September 30, 2006 to Rs.1,743.2 million as compared to Rs.1,507.5 million for the three months ended September 30, 2005, driven by growth in key brands. As per ORG IMS August MAT figures, our volume growth was 17% as compared to industry average volume growth of 15% and our value growth tracked industry growth.

•	Revenues in our generics segment were Rs.12,112.5 million for the three months ended September 30, 2006 as compared to Rs.772.8 million for the three months ended September 30, 2005.

•	Revenues in our North American generics business increased to Rs.9,082.3 million for the three months ended September 30, 2006 as compared to Rs.299.4 million for the three months ended September 30, 2005. This growth was primarily driven by:

•	Combined revenues of Rs.7,808.0 million from sales of simvastatin and finasteride. Both of these products were launched as authorized generic versions of Merck’s Zocor® and Proscar®, respectively, in June 2006. Sales of these products contributed 39.0% to total revenues for the three months ended September 30, 2006.

•	Excluding these authorized generics, growth in North America was primarily driven by sales of fexofenadine, which contributed revenues of Rs.806.7 million for the three months ended September 30, 2006.

•	Revenues in our European generics business were Rs.3,026.2 million for the three months ended September 30, 2006 as compared to Rs.473.4 million for the three months ended September 30, 2005.

•	Revenues from the acquisition of betapharm in Germany were Rs.2,554.5 million for the three months ended September 30, 2006 as compared to revenues of Rs.1,997.6 million for the three months ended June 30, 2006. The gross profit margin at betapharm for the three months ended September 30, 2006 was 57.9% as compared to 52.5% for the three months ended June 30, 2006. betapharm was acquired by us on March 3, 2006 and accordingly, the corresponding previous quarter ended September 30, 2005 did not have any revenues from betapharm.

•	Excluding contributions from business and products acquisitions in betapharm and Spain, revenues in the Europe declined to Rs.454.8 million for the three months ended September 30, 2006 from Rs.473.4 million for the three months ended September 30, 2005 primarily on account of a decline in price of omeprazole and amlopidine maleate in the United Kingdom. Revenues from products acquired in Spain contributed Rs.16.9 million for the three months ended September 30, 2006.

•	Revenues from our custom pharmaceutical services business increased to Rs.1,668.1 million for the three months ended September 30, 2006 from Rs.121.6 million for the three months ended September 30, 2005.

•	Revenues from the acquired Falcon business in Mexico were Rs.1,429.2 million for the three months ended September 30, 2006 as compared to Rs.1,241.0 million for the three months ended June 30, 2006. Falcon was acquired by us on December 30, 2005 and accordingly, the corresponding previous quarter ended September 30, 2005 did not have any revenues from Falcon.

•	Excluding revenues from the acquired Falcon business, revenues increased from Rs.121.6 million for the three months ended September 30, 2005 to Rs.238.9 million for the three months ended September 30, 2006, driven by growth in our customer base and their product portfolio.

Active Pharmaceutical Ingredients and Intermediates (APIs)

API — geographic mix

	Three Months Ended			Three Months Ended
	September 30, 2006			September 30, 2005
		Convenience			Convenience
		Translation Into			Translation Into
	(Rs.)	U.S.$	%(1)	(Rs.)	U.S.$	%(1)	Growth%(2)
	In millions			In millions

North America	437.5	9.5	15.0	489.9	10.7	23.0	(10.7)
India	501.6	10.9	17.3	578.9	12.6	27.2	(13.4)
Europe	535.6	11.7	18.4	337.6	7.3	15.8	58.6
Others	1,431.2	31.1	49.3	723.9	15.8	34.0	97.7

Total	2,905.9	63.2	100.0	2,130.3	46.4	100.0	36.4

(1)	Refers to our revenues from API sales in the applicable geography expressed as a percentage of our total revenues from API sales.

(2)	Growth in three months ended September 30, 2006 as compared to three months ended September 30, 2005.

•	Revenues were Rs.2,905.9 million for the three months ended September 30, 2006 as compared to Rs.2,130.3 million for the three months ended September 30, 2005, representing an increase of 36.4%.

•	Revenues outside India were Rs.2,404.3 million for the three months ended September 30, 2006 as compared to Rs.1,551.4 million for the three months ended September 30, 2005, representing an increase of 55.0%. These revenues contributed 82.7% of the total segment revenues for the three months ended September 30, 2006 as compared to 72.8% for the three months ended September 30, 2005.

•	Revenues in Europe grew by 58.6% to Rs.535.6 million for the three months ended September 30, 2006 from Rs.337.6 million for the three months ended September 30, 2005 primarily led by growth of sales of our key products ramipril and sertraline.

•	Revenues in the rest of the world markets increased by 97.7% to Rs.1,431.2 million for the three months ended September 30, 2006 from Rs.723.8 million for the three months ended September 30, 2005, primarily driven by growth in sales in Israel, Turkey and South Korea.

•	Revenues in North America decreased by 10.7% to Rs.437.5 million for the three months ended September 30, 2006 as compared to Rs.489.9 million for the three months ended September 30, 2005. This decline was primarily due to a decrease in revenues from sertraline and ibuprofen partially offset by an increase in sales of development products.

•	Revenues in India were Rs.501.6 million for the three months ended September 30, 2006 as compared to Rs.578.9 million for the three months ended September 30, 2005, representing a decrease of 13.4%, primarily on account of a decline in sales volumes in key products.

•	We filed three Drug Master Files, or DMFs in the United States during the quarter, bringing our total DMF filings in the U.S. to 86. We also filed three DMFs in Canada.

Generics

•	Revenues in this segment were Rs.12,112.5 million for the three months ended September 30, 2006 as compared to Rs.772.8 million for the three months ended September 30, 2005.

•	North America contributed 75.0% and Europe contributed 25.0% to the segment revenues.

•	In North America, revenues increased to Rs.9,082.3 million for the three months ended September 30, 2006 from Rs.299.4 million for the three months ended September 30, 2005. Combined revenues of simvastatin and finasteride launched as generic versions of Zocor® and Proscar® respectively, for the three months ended September 30, 2006 were Rs.7,808.0 million. Fexofenadine, which we launched in April, 2006, contributed Rs.806.7 million in revenues for the three months ended September 30, 2006.

•	In Europe, revenues increased to Rs.3,026.2 million for the three months ended September 30, 2006 from Rs.473.4 million for the three months ended September 30, 2005.

•	Revenues from the acquired betapharm business in Germany were Rs.2,554.5 million for the three months ended September 30, 2006 as compared to Rs.1,997.6 million for the three months ended June 30, 2006. betapharm was acquired by us on March 3, 2006 and accordingly, the corresponding previous quarter ended September 30, 2005 did not have any revenues from betapharm.

•	Revenues from the United Kingdom (U.K.) declined to Rs.454.8 million for the three months ended September 30, 2006 from Rs.473.4 million for the three months ended September 30, 2005. This decline was primarily on account of a decline in prices of key products of amlopidine and omeprazole in the U.K. Revenues from acquired products in Spain contributed Rs.16.9 million for the three months ended September 30, 2006.

•	During the three months ended September 30, 2006, we filed eight ANDAs with the U.S. FDA, five of which were Paragraph IVs. As of September 30, 2006, we had a total of 56 ANDAs pending at the U.S. FDA.

Formulations

Revenue — Outside India

Revenue by geography (outside India)

	Three Months Ended			Three Months Ended
	September 30, 2006			September 30, 2005
		Convenience			Convenience
		Translation			Translation
Country	(Rs.)	Into U.S.$	%(1)	(Rs.)	Into U.S.$	%(1)	Growth %(2)
	In millions			In millions

Russia and other countries of the former Soviet Union	984.8	21.4	75.0	846.3	18.4	79.2	29.4
Europe	99.9	2.2	7.6	51.0	1.1	4.8	95.9

Others	227.8	5.0	17.4	171.3	3.7	16.0	33.0

Total	1,312.5	28.6	100.0	1,068.6	23.3	100.0	22.8

(1)	Refers to our revenues from formulations sales in the applicable country expressed as a percentage of our total revenues from formulations sales throughout the world.

(2)	Growth in three months ended September 30, 2006 as compared to three months ended September 30, 2005.

•	Revenues were Rs.1,312.5 million for the three months ended September 30, 2006, which represents an increase of 22.8% from the three months ended September 30, 2005. The growth was primarily driven by the sales in Russia, Uzbekistan, Romania and Venezuela.

•	Revenues in Russia increased by 18.0% to Rs.759.2 million for the three months ended September 30, 2006 as compared to Rs.643.7 million for the three months ended September 30, 2005. This growth was primarily driven by an increase in sales from key brands of Nise, Cetrine and Keterol. During the three months ended September 30, 2006, we launched four new products including two over-the-counter (OTC) products. We improved our ranking to eight in the retail prescription market from nine for the same period last year. (April — June Pharmexpert).

•	Revenues in the markets of the former countries of the Soviet Union, or CIS increased by 11.4% to Rs.225.6 million for the three months ended September 30, 2006 as compared to Rs.202.6 million for the three months ended September 30, 2005. This growth was primarily driven by an increase in sales in Ukraine, Belarus and Uzbekistan.

•	Revenues outside India markets excluding Russia, other countries of the former Soviet Union and Europe increased by 33.0% to Rs.227.8 million for the three months ended September 30, 2006 from Rs.171.3 million for the three months ended September 30, 2005. The growth was primarily driven by an increase in sales in Venezuela, South Africa, Myanmar and Vietnam.

•	Revenues in Europe grew by 95.9% to Rs.99.9 million for the three months ended September 30, 2006 as compared to Rs.51.0 million for the three months ended September 30, 2005. This growth was mainly on account of a growth of sales in Romania and Albania.

Formulations — India

•	Revenues were Rs. 1.743.2 million for the three months ended September 30, 2006, representing an increase of 15.6%, as compared to Rs.1,507.5 million for the three months ended September 30, 2006.

•	Growth was primarily driven by growth in our key brands of Omez, Nise and Reclimet.

•	We have launched 12 new products during the six months ended September 30, 2006. These products contributed Rs.62.9 million to revenues for the three months ended September 30, 2006.

•	New launches of Omez-D and Razo-D rank among the 10 most successful launches of 2006 as per August 2006 ORG IMS MAT.

•	As per August MAT ORG IMS:

•	We recorded volume growth of 17% as compared to industry volume growth of 15%.

•	We recorded value growth of 16%, in line with industry growth.

Formulations — India — revenues by therapies

	Three Months Ended			Three Months Ended
	September 30, 2006			September 30, 2005
		Convenience			Convenience
		Translation Into			Translation Into
Therapeutic Segment(1)	(Rs.)	U.S.$	%(2)	(Rs.)	U.S.$	%(2)	Growth %(3)
	In millions			In millions

Cardiovascular	294.0	6.4	16.8	276.9	6.0	18.4	6.2
Gastro-intestinal	347.4	7.6	19.9	281.0	6.1	18.6	23.6
Pain	289.2	6.3	16.6	224.5	4.9	14.9	28.9
Diabetic care	127.0	2.8	7.3	122.7	2.7	8.1	3.6
Paediatrics	189.5	4.1	10.9	154.1	3.4	10.2	23.1
Neutraceuticals	84.7	1.8	4.9	85.6	1.9	5.7	(1.0)
Dermatology	73.0	1.6	4.2	71.9	1.6	4.8	1.6
Anti-infectives	111.4	2.4	6.4	86.7	1.9	5.8	28.4
Dental	60.9	1.3	3.5	60.0	1.3	4.0	1.4
Urology	59.0	1.3	3.4	40.1	0.9	2.7	47.2
Women’s health care	30.5	0.7	1.8	34.7	0.8	2.3	(11.9)
Surgery	33.0	0.7	1.9	30.9	0.7	2.0	6.6
Respiratory	42.8	0.9	2.4	38.4	0.8	2.5	11.3
Nephrology	0.8	0.0	0.0	—	—	—	—

Total	1,743.2	37.9	100.0	1,507.5	32.8	100.0	15.7

(1)	Due to revised therapeutic segments, revenues for the previous year have been regrouped.

(2)	Refers to the therapeutic category’s revenues from sales in India expressed as a percentage of our total revenues from sales in all of our therapeutic categories in India.

(3)	Growth in three months ended September 30, 2006 as compared to three months ended September 30, 2005.

Formulations — India — revenues by key brands

	Three Months Ended			Three Months Ended
	September 30, 2006			September 30, 2005
		Convenience			Convenience
		translation into			translation into
Brand	(Rs.)	U.S.$	%(1)	(Rs.)	U.S.$	%(1)	Growth%(2)
	In millions			In millions

Nise	274.1	6.0	15.7%	227.6	4.9	15.1%	20.4%
Omez	223.9	4.9	12.8%	182.3	4.0	12.1%	22.8%
Stamlo	88.3	1.9	5.1%	83.3	1.8	5.5%	6.0%
Stamlo beta	66.2	1.4	3.8%	69.3	1.5	4.6%	(4.5)%
Razo	56.8	1.2	3.3%	34.7	0.8	2.3%	63.7%
Atocor	45.5	1.0	2.6%	43.2	0.9	2.9%	5.3%
Enam	42.6	0.9	2.4%	43.8	1.0	2.9%	(2.7)%
Clamp	42.5	0.9	2.4%	33.3	0.7	2.2%	27.6%
Reclimet	39.6	0.9	2.3%	32.1	0.7	2.1%	23.4%
Ketorol	32.7	0.7	1.9%	24.3	0.5	1.6%	34.6%
Others	831.0	18.1	47.7%	733.6	16.0	48.7%	13.3%

Total	1,743.2	37.9	100.0	1,507.5	32.8	100.0	15.7%

(1)	Refers to the brand’s revenues from sales in India expressed as a percentage of our total revenues from sales in all of our therapeutic categories in India.

(2)	Growth in three months ended September 30, 2006 as compared to three months ended September 30, 2005.

Custom Pharmaceutical Services (CPS)

•	Revenues from CPS increased to Rs.1,668.1 million for the three months ended September 30, 2006 from Rs.121.6 million for the three months ended September 30, 2005.

•	Revenues from the acquired Falcon business in Mexico were Rs.1,429.2 million for the three months ended September 30, 2006 as compared to Rs.1,241.0 million for the three months ended June 30, 2006.

•	Excluding the contribution from the acquired Falcon business in Mexico, revenues increased from Rs.121.6 million for the three months ended September 30, 2005 to Rs.238.9 million for the three months ended September 30, 2006, driven by growth in our customer base and their product portfolio.

Critical Care and Biotechnology

•	Revenues in our critical care and biotechnology segment were Rs.226.9 million for the three months ended September 30, 2006, representing an increase of 11.8% as compared to the three months ended September 30, 2005.

Income statement highlights

•	Gross profits increased to Rs.8,288.2 million for the three months ended September 30, 2006 from Rs.2,996.8 million for the three months ended September 30, 2005. Gross profit margins on total revenues were 41.4% as compared to 51.6% for the three months ended September 30, 2005. Revenues from authorized generics contributed 39.0% to total revenues and earned gross margins which were significantly below our average gross margins.

•	Selling, general and administrative, or SG&A expenses increased by 107.6% from the three months ended September 30, 2005 to Rs.3,667.5 million for the three months ended September 30, 2006. This increase was primarily on account of SG&A relating to our acquired businesses, betapharm and Falcon.

•	Research and development expenses, net, was 2.0% of total revenues for the three months ended September 30, 2006 as compared to 7.6% for the three months ended September 30, 2005. Gross research and development expenses increased by 24.2% to Rs.743.5 million as compared to Rs.598.8 million for the three months ended September 30, 2005. Under the terms of our research and development partnership agreement with I-VEN Pharma Capital Limited, or I-VEN, we received U.S.$22.5 million in March 2005 to be applied to research and development costs in our generics segment, of which U.S.$5.0 million was recognized as a reduction in research and development expense for the three months ended September 30, 2006, as compared to U.S.3.6 million recognized for the three months ended September 30, 2005. Further, during the three months ended September 30, 2006, our research and development expenses in our drug discovery segment were lower on account of the reimbursement of expenses incurred by us on the development of NCEs assigned to Perlecan Pharma Private Limited, or Perlecan, in terms of our research and development arrangement entered into during the year ended March 31, 2006.

•	Amortization expense was Rs.402.4 million for the three months ended September 30, 2006 as compared to Rs.76.4 million for the three months ended September 30, 2005. This includes amortization expense of Rs.323.9 million relating to intangibles in betapharm and Falcon.

•	Other expense/(income), net was Rs.321.2 million for the three months ended September 30, 2006 as compared to other expense/(income), net of (Rs.191.2) million for the three months ended September 30, 2005. This movement from a net income to a net expense position was primarily on account of net interest expense of Rs.369.2 million incurred for the three months ended September 30, 2006 as compared to net interest income of Rs.140.3 million for the three months ended September 30, 2005.

The increase in interest expense during three months ended September 30, 2006 was due to the long term debt taken to fund the betapharm acquisition.

•	Net income for the three months ended September 30, 2006 was Rs.2,797.7 million (14.0% of total revenues) as compared to Rs.889.6 million (15.3% of total revenues) for the three months ended September 30, 2005. This translates to basic and diluted earnings per share of Rs.18.23 and Rs.18.15, respectively, for the three months ended September 30, 2006 as compared to Rs.5.81 and Rs.5.81, respectively, for the three months ended September 30, 2005.

•	During the three months ended September 30, 2006, we incurred capital expenditure (net) of Rs.1,012.0 million.

Below is a summary of our unaudited financial and operational performance for the six months ended September 30, 2006 and September 30, 2005.

Results for six months ended September 30, 2006

	Six Months Ended			Six Months Ended
	September 30, 2006			September 30, 2005
		Convenience			Convenience
		Translation Into			Translation Into		Growth
	(Rs.)	U.S.$	%(1)	(Rs.)	U.S.$	%(1)	%(2)
	In millions (except per share data)			In millions (except per share data)

Income Statement:
Total Revenues	34,088.0	741.8	100.0	11,391.0	247.9	100.0	199.3%
Cost of revenues	19,710.8	429.0	57.8	5,469.8	119.0	48.0	260.4%
Gross profit	14,377.2	312.9	42.2	5,921.2	128.9	52.0	142.8%
Selling, general and administrative expenses	7,013.6	152.6	20.6	3,720.5	81.0	32.7	88.5%
Research and development expenses, net	934.4	20.3	2.7	958.2	20.9	8.4	(2.5)%
Amortization expenses	790.2	17.2	2.3	172.0	3.7	1.5	359.4%
Other operating (income)/expense net	(71.3)	(1.6)	(0.2)	60.9	1.3	0.5	(217.1)%
Operating income before forex loss/(gain)	5,710.3	124.3	16.8	1,009.6	22.0	8.9	465.6%
Forex loss/ (gain)	19.7	0.4	0.1	78.7	1.7	0.7	(75.0)%
Operating income/(loss)	5,690.6	123.8	16.7	930.9	20.3	8.2	511.3%
Equity in loss of affiliates	36.7	0.8	0.1	30.3	0.7	0.3	21.1%
Other expenses/(income) net	517.9	11.3	1.5	(368.0)	(8.0)	(3.2)
Income before income taxes and minority interest	5,136.0	111.8	15.1	1,268.6	27.6	11.1	304.9%
Income tax (benefit)/expense	944.6	20.6	2.8	33.0	0.7	0.3	2,762.4%
Minority interest	3.9	0.1	0.0	1.3	0.0	0.0	200.0%
Net income	4,195.3	91.3	12.3	1,236.9	26.9	10.9	239.2%
Basic earnings per share (Rs.)	27.34			8.08
Diluted earnings per share (Rs.)	27.23			8.07

(1)	As a percentage of our total revenues.

(2)	Growth in six months ended September 30, 2006 as compared to six months ended September 30, 2005.

•	Revenues were Rs.34,088.0 million for the six months ended September 30, 2006 as compared to Rs.11,391.0 million for the six months ended September 30, 2005, representing an increase of 199.3%.

•	Revenues from markets outside India were Rs.29,265.8 million for the six months ended September 30, 2005, contributing 85.9% to total revenues as compared to 62.2% for the six months ended September 30, 2005. Revenues from markets outside India have increased significantly over the last five years and contributed 49% in the year ended March 31, 2001.

•	Revenues from India increased for the six months ended September 30, 2006 by 12.1% to Rs.4,822.2 million as compared to the six months ended September 30, 2005.

•	Gross profits increased to Rs.14,377.2 million for the six months ended September 30, 2006 from Rs.5,921.2 million for the six months ended September 30, 2005. Gross profit margins on total revenues were 42.2% for the six months ended September 30, 2006 as compared to 52.0% for the six months ended September 30, 2005. Revenues from authorized generics contributed 32.7% to our total revenues and earned gross margin for the six months ended September 30, 2006. Gross margin associated with sales of authorized generics products were significantly below our average gross margin.

•	Selling, general and administrative, or SG&A expenses increased by 88.5% to Rs.7,013.6 million for the six months ended September 30, 2006. This increase was primarily on account of SG&A expenses relating to our acquired businesses, betapharm and Falcon.

•	Research and development expenses, net was 2.7% of total revenues for the six months ended September 30, 2006 as compared to 8.4% for the six months ended September 30, 2005. In absolute terms, research and development expenses increased by 27.2% to Rs.1,514.3 million for the six months ended September 30, 2006 as compared to Rs.1,190.5 million for the six months ended September 30, 2005. Under the terms of our research and development partnership agreement with I-VEN, we received U.S.$22.5 million in March 2005 to be applied to research and development costs in our generics segment, of which U.S.$8.4 million was recognized as a reduction in research and development expense for the six months ended September 30, 2006, as compared to U.S.5.3 million recognized for the six months ended September 30, 2005. Further, during the six months ended September 30, 2006, our research and development expenses in our drug discovery segment were lower on account of the reimbursement of expenses incurred by us on the development of NCE assigned Perlecan to in terms of our research and development arrangement entered into during the year ended March 31, 2006.

•	Amortization expense was Rs.790.2 million for the six months ended September 30, 2006 as compared to Rs.172.0 million for the six months ended September 30, 2005. This includes amortization expense of Rs.641.8 million relating to intangibles in betapharm and Falcon.

•	Other expense/(income), net was Rs.517.9 million for the six months ended September 30, 2006 as compared to other expense/(income), net of (Rs.368.0) million for the six months ended September 30, 2005. This was primarily on account of net interest expense of Rs.622.8 million for the six months ended September 30, 2006 as compared to net interest income of Rs.293.0 million for the six months ended September 30, 2005. The increase in interest expense during three months ended September 30, 2006 was due to the long term debt taken to fund the betapharm acquisition.

•	Net income was Rs.4,195.3 million (12.3% of total revenues) for the six months ended September 30, 2006 as compared to Rs.1,236.9 million (10.9% of total revenues) for the six months ended September 30, 2005. This translates to basic and diluted earnings per share of Rs.27.34 and Rs.27.23, respectively,for the six months ended September 30, 2006 as compared to Rs.8.08 and Rs.8.07, respectively, for the six months ended September 30, 2005. This compares with basic and diluted earnings per share of Rs.10.64 and Rs.10.62, respectively, for the year ended March 31, 2006.

•	During the six months ended September 30, 2006, we incurred capital expenditure (net) of Rs.1,833.6 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

By: /s/ V. Viswanath
Name: V. Viswanath
Title: Company Secretary

Date: November 13, 2006